Exhibit 99.1

TSX: JE; NYSE:  JE
FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Announces Nominees to Board of Directors and Annual and Special Meeting of Shareholders Details

TORONTO, ONTARIO - - June 3, 2015 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), an energy management solutions provider specializing in electricity, natural gas, solar and green energy, today announced its slate of nominees to the board of directors for election at the June 25, 2015 annual and special meeting of shareholders. Five new directors have been nominated, three of which represent replacements for current directors not standing for re-election. The two additional board seats were made available following a May 14, 2015 approval by the board to increase the size of the board to eleven directors.

Hugh Segal and Michael Kirby will not be standing for re-election based on a retirement policy for directors who have served terms greater than fifteen years. Gordon Giffin is not standing for re-election due to significant other business and board commitments.

The five new directors that have been nominated for election at the annual meeting are: Ryan Barrington-Foote, chartered accountant and managing director at The Jim Pattison Group; H. Clark Hollands, chartered accountant and director of the Jim Pattison Foundation; James Lewis, Co-President and Co-Chief Executive Officer of Just Energy; Deborah Merril, Co-President and Co-Chief Executive Officer of Just Energy; and David Wagstaff, chartered accountant and Chief Financial Officer of Jetport Inc. The nominees proposed for election were recommended to the board by the nominating and governance committee. More detailed background information on each of the nominees can be accessed in the Management Proxy Circular, available on the Company’s website at www.justenergygroup.com.

“The outside nominees we have announced today will provide the board with extensive finance and management experience with two of the most successful investment groups in North America. The election of our Co-CEOs would bring their significant industry and leadership experience within our Company to Board discussions. Overall, the nominees would bolster the board’s financial acumen and further align the Board’s interests with those of our shareholders,” said Executive Chair Rebecca MacDonald. “With nearly 40 years of combined Board service at Just Energy, the leadership contributions that Hugh, Michael, and Gordon provided to our board of directors have been instrumental to the success of our Company. We thank them for their service and wish them well in the future.”

The 2015 Annual and Special Meeting of Shareholders will be taking place on Thursday, June 25, 2015 at 3:00 pm ET at the Toronto Stock Exchange – Broadcast Centre, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada M5X 1J2.

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX: JE) is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com